Mail Stop 6010

September 19, 2007

VIA U.S. MAIL AND FAX (631) 784-6195

Ms. Alice Varisano
Chief Financial Officer
Excel Technology, Inc.
41 Research Way
East Setauket, New York 11733

> **Re:** **Excel Technology, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 20, 2007**
> **File No. 000-19306**

Dear Ms. Varisano:

We have reviewed your response filed September 13, 2007 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

Note 2. Terminated Merger

1.   Please refer to our prior comment 3. Please tell us more about how you determined that these costs, primarily legal fees, were appropriately recorded as non-operating costs. As previously requested, please refer us to the accounting guidance upon which you based your accounting presentation of these expenses in your response and revise the presentation of the costs in future filings, as necessary.

Acknowledgements

2.   We note that you did not provide the three acknowledgements requested at the end of our prior letter dated August 17, 2007. Please provide all three acknowledgements in the form previously requested. In that letter we ask that when responding to our comments you provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant